UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: March 22, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

21 March 2012

CSR plc

(the Company)

Dealing by Director and Persons Discharging Managerial Responsibility

Announcement of the allotment of ordinary shares in the Company through

The CSR Employee Share Purchase Plan

The Company announces that each of the individuals named below, who are Persons Discharging Managerial Responsibility, were allotted ordinary shares effective 20 March 2012 pursuant to their participation in the CSR Employee Share Purchase Plan (the “Plan”). The Plan operates for US employees. The ordinary shares were allotted by the Company for a purchase price of $3.44 per share (approximately £2.19) set at 14 March 2012 in accordance with the terms of the prevailing offering period. The purchase price represents 85% of the market price of shares on the final day of the offering period in accordance with the rules of the Plan. The table below states the number of shares allotted to each person through the Plan and his total holding in ordinary shares in the Company following the allotment.

Name	Number of shares allotted	Total holding in ordinary shares in the Company
Ahmet Alpdemir	1,452	26,950
Kanwar Chadha	1,452	873,749
Adam Dolinko	1,452	59,955